CESP Companhia Energética de São Paulo

Data 02 NOV -4 AM 9:56 Ref. CESP

São Paulo, October 25, 2002 CT/FFM/2017/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

02055658

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We inform you that the Extraordinary General Shareholders´ Meeting of this Company held on October 25, 2002 approved the following:

a. financial statements as of June 30, 2002;

b. the non distribution of dividends regarding that period;

c. other matters of corporate interest.

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

Very truly yours,

dlw 11/4

Vicente K. Okazaki
CFO and Investor Relations

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 2611
Fax: (0XX11) 3258 2445
E-mail: inform@cesp.com.br